      Filed by:  Sara Lee Corporation
      Subject Company:  Coach, Inc.
      Pursuant to Rule 425 under the Securities Act of 1933
      File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

                                    * * * * *

The following are press releases that were issued in Swiss newspapers on March 9, 2001:

                                 OFFRE D'ECHANGE

                                       de

                              SARA LEE CORPORATION
               (une societe regie selon le droit du Maryland/USA)

                                pour l'echange de
                   MAXIMUM 41'402'285 ACTIONS DU COMMON STOCK
                    d'une valeur nominale de USD 0.01 chacune

                                       en

                  UN MAXIMUM DE 35'026'333 ACTIONS COACH, INC.
               (une societe regie selon le droit du Maryland/USA)
                    d'une valeur nominale de USD 0.01 chacune



Dans le cadre d'une concentration accrue de Sara Lee Corporation ("Sara Lee") sur un plus petit nombre de biens de consommation de marques reputees et de renommee mondiale, le Conseil d'administration a decide, en mai 2000, de separer les activites relevant de Coach, Inc. Des autres activities de Sara Lee. A cet effet, Coach Inc. ("Coach") a ete creee en juin 2000. Sara Lee est un fabricant universal de biens de consummation de marques renommees distribuees dans le monde entier. Coach est un createur, producteur et distibeteur d'accessoires haut de gamme. Les principaux produits offerts par Coach sont les sacs a mains, les valises, les accessoires pour dames et pour hommes, les survetements de cuir, les gants et les foulards. Coach offre egalement, en collaboration avec ses associes sous licence, des montres, des chaussures et des meubles.

Une premiere etape dans le sens de la separation a ete finalisee en octobre 2000 lors d'une Initial Public Offering (IPO) des actions du Common Stock de Coach. Celles-ci sont traitees sous le symbole COH au New York Stock Exchange.

Afin de poursuivre la separation de Coach de Sara Lee, la totalite des 35'026'333 actions du Common Stock de Coach ("actions Coach") en possession de Sara Lee est offerte aux actionnaires en echange d'actions du Common Stock de Sara Lee ("actions Sara Lee"). Les modalites et conditions de l'echange sont decrites dans l'Offering Circular - Prospectus emis par Sara Lee le 8 mars 2001 ("l'Offering Circular - Prospectus").

L'OFFRE D'ECHANGE

L'offre d'echange porte sur un maximum de 41'402'285 actions Sara Lee (env. 5% des actions Sara Lee emises le 28 fevrier 2001). Les actionnaires peuvent offrir la totalite ou une partie de leurs actions Sara Lee ou renoncer a l'offre.

RAPPORT D'ECHANGE

0,846 ACTIONS DU COMMON STOCK DE COACH POUR UNE ACTION SARA LEE D'UNE VALEUR NOMINALE DE USD 0.01.

Sara Lee se reserve le droit de modifier le rapport d'echange tel que prevu par les dispositions de l'Offering Circular - Prospectus.

Le rapport d'echange est base sur le prix du marche aussi bien des actions Sara Lee que des actions Coach.

L'evolution du prix du marche des actions Sara Lee sur le New York Stock Exchange ("NYSE") et sur le SWX Swiss Exchange ("SWX") est el suivant (les cours sont ajustes aux operations en capital):


                         1999                      2000                        2001
                  -----------------------------------------------------------------------------
                  NYSE          SWX         NYSE          SWX          NYSE             SWX
                  -----------------------------------------------------------------------------

                  USD           CHF         USD           CHF          USD              CHF
                  -----------------------------------------------------------------------------
   Haut           28.7500       41.50       25.3125       43.00        (24.7500)        (36.90)
   Bas            21.0625       31.80       13.3750       23.50        (20.4000)        (34.30)

   -------------
   (Source:  UBS SA, Bloomberg)

L'evolution du prix du marce des actions Coach sur le New York Stock Exchange est le suivant:


                2000(1)     2001

                NYSE       NYSE
                USD        USD
  Haut          29.375     (38.40)    (1)Premier jour de negoce: 5 octobre
  Bas           16.00      (22.00)       2000

  ------------
  (Source:  UBS SA, Bloomberg)


DUREE DE L'OFFRE

DU 8 MARS 2001 AU 4 AVRIL 2001 (24:00 HEURE DE NEW YORK).

Les deposants d'actions Sara Lee sont pries de respecter les delais communiques par leur banque de depot / courtier.

Sara Lee se reserve le droit de prolonger la duree de l'offre tel que prevu par les dispositions de l'Offering Circular - Prospectus.

CONDITIONS / DROIT DE RETRAIT

L'offre d'echange est soumise aux conditions decrites dans l'Offering Circular - Prospectus. Cette offre d'echange est, entre autres, soumise a la condition qu'au moins 37'262'057 actions Sara Lee soient offertes pour l'echange.

Les conditions detaillees sous lesquelles Sara Lee peut se departir de l'offre sont mentionnees dans l'Offering Circular - Prospectus.

MODIFICATION DES CONDITIONS DE L'OFFRE PAR SARA LEE

Sara Lee a le droit de modifier le rapport d'echange et les conditions de l'offre a tout moment. En cas de modifications essentielles des conditions de l'offre, la duree de l'offre sera prolongee d'au moins 5 jours ouvrables U.S.

DROIT DE REVOCATION DES ACTIONNAIRES DE SARA LEE

L'acceptation de l'offre d'echange peut etre revoquee en tout temps jusqu'a la fin de la periode de l'offre conformement aux dispositions de l'Offering Circular - Prospectus respectivement aux instructions de la banque depositaire.

ATTRIBUTION PRO RATA

Si, a l'issue de la periode de l'offre, plus de 41'402'285 actions Sara Lee sont offertes (sur- souscription), les actions Sara Lee offertes seront echangees sur une base pro rata.

ACTIONNAIRES DETENANT MOINS DE 100 ACTIONS SARA LEE

Les actionnaires detenant un total de moins de 100 actions Sara Lee (Odd-Lots) et offrant toutes leurs actions ne seront pas soumis a la clause pro rata. Leur offre sera prise entierement en consideration. Sont exclues de la regle Odd-Lots les actions Sara Lee detenues dans le cadre d'un "Sara Lee Savings Plan" ou d'un "Savings Plan" d'une des societes liees a Sara Lee comme mentionne dans l'Offering Circular - Prospectus.

SPIN-OFF DES ACTIONS COACH RESTANTES EN MAINS DE SARA LEE APRES L'ECHANGE

Si moins de 35'026'333 actions Coach sont echangees a l'issue de la presente offre d'echange, Sara Lee distribuera les actions Coach restantes, sur une base pro rata, aux actionnaires restants de Sara Lee.

INFORMATION / ANNONCE D'ECHANGE

Les deposants d'actions Sara Lee seront informes de l'exchange par les banques de depot et pries de se conformer aux instuctions de celles-ci.

ACTIONNAIRES INSCITS/TITRES A DOMICILE.
Les actionnaires de Sara Lee qui detiennent leurs actions a domicile ou dans un coffre bancaire ainsi que ceux qui sont inserits dans le registre des actions de Sara Lee sont prie, pour autant qu'ils desirent accepter l'offre d'exchange, de proceder conformement aux indications - de l'Offering Circular Prospectus et en particulier d'envoyer a l'Exchange Agent la "Letter of Transmittal", dument remplie et signee. La livraison des actions announcees pur l'exchange (pour la bonne regle dument endosses respectivement accompagnees d'un "stock power") devra egalament etre reglee avec l'Exchange Agent.

BLOCAGE DES TITRES

Les actions Sara Lee annoncees et deposees pour l'echange seront bloquees par les banques de depot concernees et ne pourront plus etre negociees, jusqu'a une eventuelle revocation de l'annonce, tel que mentionne dans l'Offering Circular - Prospectus, respectivement selon les instructions de la banque de depot.

TRAITEMENT DES FRACTIONS

Aucune fraction d'action Coach ne sera creditee aux porteurs d'actions Sara Lee dans le cadre de l'echange. S'il resulte une fraction d'action lors de l'attribution individuelle d'actions Coach, l'Exchange Agent designe par Sara Lee vendra la totalite des fractions d'actions pour le compte des actionnaires concernes.

LIVRAISON DES ACTIONS COACH

A l'issue de l'offre d'echange, l'Exchange Agent designe par Sara Lee delivrera les actions Coach sous forme de transferts comptables, le plus rapidement possible, apres l'acceptation des actions Sara Lee pour l'echange, respectivement apres que l'eventuel rapport pro rata ait ete fixe.

FRAIS ET TAXES

L'echange d'actions Sara Lee deposees aupres d'une banque en Suisse sera effectue, dans le cadre de cette offre d'echange, sans frais ni taxes.

D'eventuels droits de timbre de negociation suisses sont supportes par Sara Lee dans le cadre des instructions de la "Letter of Transmittal.

CONSEQUENCES FISCALES

Les explications ci apres sont de nature generale et ne tiennent pas compte des particularites specifiques de chaque actionnaire. Elles se referent uniquement aux detenteurs d'actions Sara Lee domicilies en Suisse. Les investisseurs devront, par consequent, veiller a faire examiner individuellement leur taxation par un conseiller en matiere fiscale.

GAINS EN CAPITAL
L'exchange d'actions Sara Lee en actions Coach, dans le cadre de l'offre d'exchange, ne represente pas une restructuration fiscalement neutre dans le sens de l'art. 61, par. 1, lettre c, IFD (Loi federale sur l'Impot Federal Direct du 14.12.1990). Les actionnaires de Sara Lee domicilies en Suisse realisent eventuellement, de par l'exchange, un gain en capital. Qu'un tel gain se realisen ou non depend excluxivement des circonstances individuelles afferentes aux divers actionannaires de Sara Lee.

ACTIONS SARA LEE DANS LA FORTUNE PRIVEE
Pour l'actionniare qui detient ses actions Sara Lee dans sa fortune privee, un eventuel gain en capital n'est pas soumis a l'impot.

ACTIONS SARA LEE DANS LA FORTUNE COMMERCIALE
Pour l'actionnaire qui detient ses actions Sara Lee dans sa fortune commerciale, un eventuel gain en capital, c.-a-d. la difference entre la valeur d'exchange et la valuer compatable, est soumis a l'impot sur le revenu.

IMPOT FEDERAL ANTICIPE
L'exchange des actions Sara Lee en actions Coach, realise dans le cadre de cette offre d'exchange, n'est pas soumis a l'impot federal anticipe.

DISPOSITIONS PARTICULIERES
Des dispositions particulieres peuvent s'appliquie:
o aux societes soumises a un statut fiscal particulier;
o aux personnes domiciliees en Suisse au benefice d'un US-Immigration-Status En ce qui concerne l'impot cantonal et communal sur le revenu, les canton ne sont pas lies par l'Adminstration federal des contributions aux dispositions fiscales susmentionnees.

COTATION DES ACTIONS SARA LEE ET COACH

Les actions Sara Lee sont cotees au New York Stock Exchange en tant que bourse de reference. De plus, les actions Sara Lee sont cotees aux Bourses de Londres (London Stock Exchange), de Chicago, de San Francisco (Pacific Exchange), de Paris (Parisbourse), d'Amsterdam et au SWX Swiss Exchange.

Les actions Coach, transferees dans le cadre de cette offre d'echange, sont cotees au New York Stock Exchange.

RESTRICTIONS

Cet avis n'est pas une annonce de cotation ni un prospectus ni une invitation a l'achat d'actions Sara Lee ou Coach. Les informations donnees ici sont un resume de l'Offering Circular - Prospectus, en anglais. L'Offering Circular - Prospectus, determinant de Sara Lee, en langue anglaise, peut etre obtenu, sans frais, aupres d'UBS SA, Zurich, par tel. au no 01 236 07 83 ou par fax au no 01 235 72 00 ou par e-mail swiss-prospectus@ubsw.com.

                                 UMTAUSCHOFFERTE

                                       der

                              SARA LEE CORPORATION
               (eine Gesellschaft nach dem Recht von Maryland/USA)

                                       zum

       UMTAUSCH VON BIS ZU 41'402'285 AKTIEN DES COMMON STOCK der Sara Lee
                 Corporation mit einem Nominalwert von USD 0.01

                                       in

                   HOCHSTENS 35,026,333 AKTIEN DER COACH, INC.
               (eine Gesellschaft nach dem Recht von Maryland/USA)
                       mit einem Nominalwert von USD 0.01


HINTERGRUND DER TRANSAKTION

Im Rahmen der verstarkten Fokussierung der Sara Lee Corporation ("Sara Lee") auf eine kleinere Zahl weltweit eingefuhrter Markenprodukte im Konsumguterbereich hat das Board of Directors im Mai 2000 beschlossen, das unter der Bezeichnung Coach betriebene Geschaft von den anderen Unternehmen von Sara Lee zu trennen. Zu diesem Zweck wurde im Juni 2000 die Coach, Inc. ("Coach") gegrundet. Sara Lee produziert und vertreibt welweit Markenartikel im Bereich der Verbrauchsguter. Coach entwickelt, produziert und vermarktet qualitativ hoch stehende Accessoires. Das primare Produktangebot von Coach umfasst Handtaschen, Koffer, Damen-und Herren-Accessoires, Lederoberbekleidung, Handschuhe und Schals. Gemeinsam mit Lizenzpartnern bietet Coach auch Uhren, Schuhe und Mobel an.

Als ersten Schritt der Abtrennung hat Coach im Oktober 2000 Aktien des Common Stock im Rahmen eines Initial Public Offering im Publikum (IPO) platziert. Die Aktien des Common Stock von Coach werden unter dem Symbol COH an der New York Stock Exchange gehandelt.

Um die Abtrennung von Coach von Sara Lee weiter umzusetzen, bietet Sara Lee ihre insgesamt 35,026,333 Aktien des Common Stock von Coach ("Coach-Aktien") den Aktionaren zum Umtausch gegen Aktien des Common Stock von Sara Lee ("Sara Lee-Aktien") an. Die Bestimmungen fur diesen Umtausch sind im Offering Circular
- Prospectus von Sara Lee vom 8. Marz 2001 ("Offering Circular - Prospectus") geregelt.

UMTAUSCHANGEBOT

Das Umtauschangebot gilt fur maximal 41'402'285 Sara Lee-Aktien (ca. 5% der per
28. Februar 2001 ausgegebenen Sara Lee-Aktien). Aktionare von Sara Lee konnen alle, einen Teil oder keine ihrer Sara Lee-Aktien zum Umtausch anmelden.


UMTAUSCHVERHALTNIS

0.846 AKTIEN DES COMMON STOCK VON COACH FUR EINE SARA LEE-AKTIE MIT EINEM NOMINALWERT VON USD 0.01.

 Sara Lee behalt sich eine Anderung des Umtauschverhaltnisses nach Massgabe der Bestimmungen des Offering Circular - Prospectus vor. Das Umtauschverhaltnis basiert auf dem Borsenkurs der Sara Lee- und Coach-Aktien an der New York Stock Exchange.

Das Umtauschverhaltnis basiert auf dem Borsenkurs der Sara Lee-und Coach-Aktien an der New York Stock Exchange.

Die Entwicklung des Borsenkurses der Sara Lee-Aktien an der New York Stock Exchange ("NYSE") und an der SWX Swiss Exchange ("SWX") ist wie folgt (die Kurse sind an Kapitalveranderungen angepasst):



                          1999                      2000                        2001
                   ----------------------------------------------------------------------------
                   NYSE          SWX         NYSE          SWX          NYSE             SWX
                   ----------------------------------------------------------------------------
                   USD           CHF         USD           CHF          USD              CHF
                   ----------------------------------------------------------------------------
    Haut           28.7500       41.50       25.3125       43.00        (24.7500)        (36.90)
    Bas            21.0625       31.80       13.3750       23.50        (20.4000)        (34.30)

    -------------
 (Source:  UBS SA, Bloomberg)

Die Entwicklung des Borsenkurses der Coach-Aktien an der New York Stock Exchange ist wie folgt:

                        2000(1)         2001
                        -----------------------
                         NYSE           NYSE
                        -----------------------
                         USD            USD
                        -----------------------
           Haut          29.375         (38.40)     (1) Erster Handelstag: 5. Oktober 2000
           Bas           16.00          (22.00)

           ------------
  (Source:  UBS SA, Bloomberg)

ANGEBOTSFRIST

VOM 8. MARZ 2001 BIS 4. APRIL 2001 (24:00 UHR NEW YORKER ZEIT).

 Deponenten von Sara Lee-Aktien sind gehalten, die Ihnen durch ihre Bank / ihren Broker bekannt gegebenen Fristen zu beachten.

Sara Lee behalt sich vor, die Angebotsfrist nach Massgabe des Offering Circular
- Prospectus zu verlangern.

BEDINGUNGEN / RUCKTRITTSRECHT

Die Umtauschofferte unterliegt den im Offering Circular - Prospectus genannten Bedingungen. Das Umtauschangebot erfolgt unter anderem unter der Bedingung, dass mindestens 37'262'057 Sara Lee-Aktien zum Umtausch angedient werden.

Weitere Bedinungen unter denen Sara Lee von der Umtauschofferte zurucktreten kann, sind im Offering Circular - Prospectus aufgefuhrt.

ANDERUNG DER ANGEBOTSBEDINGUNGEN DURCH SARA LEE

Sara Lee steht das Recht zu, das Umtauschverhaltnis und die Angebotsbedingungen jederzeit zu andern. Nach einer wesentlichen Anderung der Angebotsbedingungen wird die Angebotsfrist um mindestens 5 U.S.- amerikanische Werktage verlangert.

RUCKTRITTSRECHT DES SARA LEE-AKTIONARS

Die Annahme des Umtauschangebots kann bis zum Ende der Angebotsfrist nach Massgabe des Offering Circular - Prospectus bzw. der Instruktionen der verwahrenden Bank widerrufen werden.

KURZUNG

Sollten nach dem Ende der Angebotsfrist mehr als 41'402'285 Sara Lee-Aktien zum Umtausch angedient worden sein, werden die angedienten Sara Lee-Aktien in einem anteiligen Verhaltnis umgetauscht.

AKTIONARE MIT INSGESAMT WENIGER ALS 100 SARA LEE-AKTIEN

Aktionare mit insgesamt weniger als 100 Sara Lee-Aktien, die alle in ihrem Besitz befindlichen Sara Lee-Aktien zum Umtausch andienen (Odd-Lots), sind von der oben erwahnten Kurzung ausgenommen. Ihre Andienung wird voll berucksichtigt. Sara Lee-Aktien, welche im Rahmen eines im Offering Circular-Prospectus umschriebenen "Sara Lee Savings Plan" oder einem "Savings Plan" einer mit Sara Lee verbundenen Gesell-schaft gehalten werden, sind von dieser bevorzugten Behandlung ausgeschlossen.

SPIN-OFF VON NACH DEM UMTAUSCH BEI SARA LEE VERBLEIBENDEN COACH-AKTIEN

Sofern bei der Durchfuhrung der Umtauschofferte weniger als 35'026'333 Coach-Aktien umgetauscht werden, wird Sara Lee die verbleibenden Coach-Aktien anteilig an die dannzumaligen Sara Lee-Aktionare verteilen.

INFORMATION / ANMELDUNG ZUM UMTAUSCH

DEPONENTEN

Deponenten von Sara Lee-Aktien werden durch ihre Depotbank uber das Umtauschangebot informiert und gebeten, gemass den Instruktionen der Depotbank zu verfahren.

REGISTRIERTE AKTIONARE/HEIMVERWAHRER
Heimverwahrer von Sara Lee-Aktien und im Aktienregistrar von Sara Lee eingetragene Aktionare, welche das Untaushangebot von Sara Lee annehmen wollen, werden gebeten nach Massgabe des Offering Circular-Prospectus zu verfahren, insbesondere den "Letter of Transmit tal" ausgefullt und unterzeichnet an den Exchange Agent zu senden und fur die Lieferung der zum Umtausch angedienten Aktien (ordnungsgemass indossiert bzw, mit einer entsprechenden "stock power" versehen) an den Exchange Agent besorgt zu sein.

TITELSPERRE

Die zum Umtausch angemeldeten und hinterlegten Sara Lee-Aktien werden durch die Depotbanken gesperrt und konnen bis zu einem allfalligen Widerruf der Anmeldung nach Massgabe des Offering Circular - Prospectus bzw. den Instruktionen der Depotbank nicht mehr gehandelt werden.

BEHANDLUNG VON FRAKTIONEN

Im Rahmen des Umtausches werden den Aktionaren keine Fraktionen von Coach-Aktien gutgeschrieben. Sofern die Zuteilungen an die einzelnen Aktionare Fraktionen von Coach-Aktien ergeben, wird der von Sara Lee eingesetzte Exchange Agent die Fraktionen zusammenfassen und diese fur Rechnung derjenigen Aktionare verkaufen, die andernfalls Anrecht auf solche Fraktionen hatten.

LIEFERUNG DER COACH-AKTIEN

Nach Abschluss des Umtausches wird der von Sara Lee eingesetzte Exchange Agent die Coach- Aktien durch Bucheintrag gutschreiben, sobald dies nach Annahme der Aktien zum Umtausch und Festlegung einer allfalligen Kurzung moglich und praktikabel ist.

KOSTENREGELUNG UND ABGABEN

Der Umtausch von Sara Lee-Aktien, welche bei einer schweizerischen Bank hinterlegt sind, erfolgt im Rahmen dieses Umtauschangebotes frei von Gebuhren und Abgaben.

Allfalliage schweizerische Umsatzabgaben werden von Sara Le im Rahmen der Instruktionen des "Letter of Transmittal" getragen.

STEUERFOLGEN

Die nachfolgenden Ausfuhrungen sind von genereller Natur und berucksichtigen die individuellen Umstande des einzelnen Aktionars nicht. Sie beziehen sich nur auf die Inhaber von Sara Lee-Aktien mit Wohnsitz in der Schweiz. Investoren sind daher gehalten, ihre spezifische Besteuerung individuell durch eine Fachperson prufen zu lassen.

KAPITALGEWINN

Der Umtausch von eigenen Aktien durch Sara Lee in Coach-Aktien im Rahmen dieses Umtauschangebots stellt keine steuerneutrale Umstrukturierung im Sinne von Art. 61 Abs. 1 Bst c DGB (Bundesgesetz uber die direkte Bundessteuer vom 14.12.1990) dar. Die in der Schweiz ansassigen Aktionare von Sara Lee realisieren durch den Umtausch der Aktien under Umstanden einen Kapitalgewinn. Ob ein solcher Kapitalgewenn entritt, hangt, ausschliesslich von den individuellen Umstanden des einzelnen Sara Lee-Aktionars ab.

SARA LEE-AKTIEN IM PRIVATVERMOGEN
Fur Aktionare, welche Sara Lee-Aktien im Privatvermogen halten, ist ein solcher allfalliger Kapitalgewinn steuerfrei.

SARA LEE-AKTIEN IM GERSCHAFTSVERMOGEN
Fur Aktionare, welche Sara Lee-Aktien im Geschafsvermogenon halten, ist ein allfalliger Kapitalgewinn, d.h. die Differenz zwischen Umtauschwert und Buchwert, steuerbarer Ertag.

VERRECHNUNGSSTEUR
Der Umtausch von eigenen Aktien durch Sara Lee in Coach-Aktien im Rahmen dieses Umtauschangebots ist der Verrechnungssteuer nicht unterstellt.

BOSENDERE BESTIMMUNGEN
Besondere Bestimmungen konnnen anqendbar sein:

o fur Gessellshcaften, die unter einem besonderen Steuerstatus stehen;
o fur Personen mit US-Immigration-Status und Wohnsitz in der Schweiz; Bei der kantonalen und kommunalen Einkommenssteuer sind die Kantone nicht an die oben erwahnte steuerliche Beurteilung durch die Eidgenossische Steuerverwaltung gebunden.

KOTIERUNG DER SARA LEE-  UND COACH-AKTIEN

Borse der Heimat- bzw. Erstkotierung der Sara Lee-Aktien ist die New York Stock Exchange. Die Sara Lee-Aktien sind ausserdem an den Borsen von London (London Stock Exchange), Chicago, San Francisco (Pacific Exchange), Paris (Parisbourse), Amsterdam und an der SWX Swiss Exchange kotiert.

Die Coach-Aktien, welche im Rahmen dieses Umtauschangebotes ubertragen werden, sind an der New York Stock Exchange kotiert.

RESTRIKTIONEN

Diese Anzeige stellt weder ein Konteirungsinserat, noch einen Prospekt, noch eine Aufforderung zum Erwerb von Aktien von Sara Lee oder Coach dar. Die in dieser Anzeige enthaltene Information ist eine Zusammenfassung des englischen Offering Offering Circular - Prospectus. Der massgebliche englische Offering Circular - Prospectus von Sara Lee kann kostenlos bei der UBS AG, Zurich, unter Telefon 01 - 236 07 83 oder Telefax 01 - 235 72 00 oder e-mail swiss-prospectus@ubsw.com bezogen werden.